Exhibit (d)(11)

Dear Stratex Networks (NZ) Limited Employee

Tax obligations under the Stratex Networks (NZ) Limited Stock Option Plan

I am writing to advise you of your income tax obligations following your participation in Stratex Networks (NZ) Limited Stock Option Plan (“SOP”).

1.	The Plan

The Stock Option Plan (“the SOP”)

Under the SOP you will be granted options to purchase Stratex, Inc. (“Stratex”) shares. These options will have an excise price. At various times you can exercise these options by paying the exercise price per share and receive Stratex shares. Generally options will only be exercised when they are “in the money” (i.e., the exercise price is less than the market price).

2.	Tax Implications

The “gain” you make on the exercise of the options is taxable income to you. The amount of taxable income is the difference between the amount unpaid by you for Stratex shares (the exercise price) and the market value of Stratex shares on the day you exercise the option.

You should include in your 2003 tax return the income on all options exercised between 1 April 2002 to 31 March 2003.

The options may have been granted/vested in your name before they are converted to shares. The day this is done is commonly called the “vesting date”. This vesting date is ignored when calculating your taxable income because it is the market value of Stratex shares on the day you actually exercise the options (i.e., the day you acquire the shares) that is important.

You have been advised of the total discount from the purchase of shares in the “Confirmation of Exercise” statement issued by Stratex or you can obtain this information from the website. You should use this statement to calculate your taxable income arising from the purchase of shares.

This amount should be included in Box 22 of your 2003 IR3 income tax return as other income.

3.	Provisional Tax

Your other income from the exercise of options under the SOP may give rise to provisional tax issues in the 2004 income year and the future. In preparing your 2003 tax return you should seek advice from your tax accountant or Inland Revenue on the possible application of these rules to you.

If you wish Ernst & Young can help prepare your 2003 tax return for a fee and consider these issues.

4.	Taxable Income on the Sale of Stratex Shares

We note that taxpayers who buy shares with the intention of reselling those shares are taxable on any profit made or alternatively they can claim a loss for any losses incurred on resale. This may also apply to the sale of Stratex shares acquired under the Stratex ESOP. If taxable, the amount of income would be the difference between the market value on the date you acquired your shares and the sale price (“the capital gain”).

Although the tax laws in this area are uncertain and depend on the specific facts of the situation, as a general rule, the following will apply:

•	If you sold the shares soon after acquiring them, it is likely that Inland Revenue would, in the absence of exceptional circumstances, consider that you should pay tax on the capital gain. If there is a capital loss (i.e., the sale price was less than the market value on the date you acquired your shares), the loss should be deductible for tax purposes.

•	If you hold on to the shares for investment purposes, any capital gain is unlikely to be taxable, however, this will again depend on the particular facts of the situation. Likewise, any capital loss in unlikely to be deductible.

However, as these rules are uncertain and depend on your particular circumstances, we suggest that you consult with your tax advisor to ensure that you treat these correctly.

Yours sincerely,
ERNST & YOUND LIMITED

Malcolm Smith
Director